Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor News	Investor Relations
Else-Kröner-Str. 1
61352 Bad Homburg
Germany

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

December 1st, 2010

Fresenius Medical Care and Galenica form
renal pharmaceutical company

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“FMC AG & Co. KGaA”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, and Galenica Ltd. (“Galenica”) today announced the formation of a new renal pharmaceutical company (Vifor-Fresenius Medical Care Renal Pharma Ltd.) designed to develop and distribute on a worldwide basis products to treat iron deficiency anaemia and bone mineral metabolism for pre-dialysis and dialysis patients. The newly formed company extends existing agreements with Galenica.

Galenica will contribute to the company the intravenous (IV) iron products Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) for use in the dialysis and pre-dialysis market (Chronic Kidney Disease, CKD stages III to V) on a worldwide basis. Commercialization of both IV iron products outside the field of CKD stages III to V will remain fully the responsibility of Galenica and its existing key partners.

Fresenius Medical Care AG & Co. KGaA, December 1, 2010

1 of 3

Iron deficiency is the most common cause of anaemia. The market for intravenous iron products used in dialysis and pre-dialysis was approximately $1 billion in 2009. Venofer® and Ferinject® are market leaders of the global market for intravenous iron products.

Galenica will also contribute all rights for PA21, a novel iron-based phosphate binder exclusively to the new company on a worldwide basis while maintaining the recently announced agreement to develop and market this product in Japan with Kissei.

Phosphate binders are prescribed to patients generating high phosphate levels caused by the failure of their kidneys. In dialysis more than 80% of patients need phosphate binders. The phosphate binder market had a value of $1.5 billion in 2009. PA21, a non-calcium phosphate binder, is currently in preparation for phase III clinical studies and expected to be filed in the USA and Europe in 2012.

Fresenius Medical Care will hold a 45% share in the new company with headquarters in Switzerland. The transaction is subject to final anti-trust approval in certain regions.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “This investment allows Fresenius Medical Care to take the next major implementation step in its renal pharmaceutical strategy. With this agreement we are creating a leading worldwide renal pharmaceutical company which will align Fresenius Medical Care and Galenica more closely in developing innovative and effective pharmaceutical products for patients that suffer from chronic kidney disease.”

Fresenius Medical Care AG & Co. KGaA, December 1, 2010

2 of 3

Fresenius Medical Care is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1.89 million individuals worldwide. Through its network of 2,716 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 210,191 patients around the globe. Fresenius Medical Care also is the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P). For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Galenica is a diversified group active throughout the healthcare market which, among other things, develops, manufactures and commercialises pharmaceutical products, runs pharmacies, provides logistical and database services and sets up networks. The Galenica Group enjoys a leading position in all its business sectors – Pharma, Logistics and Retail. A large part of the Group’s income is generated by international operations. Additional information on the Galenica Group can be found at www.galenica.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, December 1, 2010

3 of 3